UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 30, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

General Communication, Inc.

File No. 000-15279 - CF#22633

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General Communication, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on September 22, 2008. The application also requested extensions of previous grants of confidential treatment for information it excluded from the same contracts filed as Exhibits to the forms listed below. The company refiled these Exhibits to the Form 8-K with fewer redactions to disclose information for which it no longer requested confidential treatment.

Based on representations by General Communication, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	To Form	Filed on	Through
3	8-K	June 7, 1993	December 31, 2014
10.71	10-K	April 14, 1999	December 31, 2014
10.80	10-Q	August 16, 1999	December 31, 2014
10.155	8-K	September 19, 2008	December 31, 2014
10.156	8-K	September 19, 2008	December 31, 2014
10.157	8-K	September 19, 2008	December 31, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Patti J. Dennis
Chief, Office of Disclosure Support